SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/5/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,173,650

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,173,650
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,173,650

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 6 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.6 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On November 5, 2007 the reporting persons sent the attached letter (See Exhibit 1) to the Chairman of the Board of the Issuer.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Issuer's Chairman of the Board


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/5/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Full Value Partners L.P.
Park 80 West, Plaza Two, Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097

November 5, 2007

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
One Gateway Center
Suite 1030
Newark, NJ 07102

Dear Ms. Izak:

Do you remember writing this to shareholders?

IMPORTANT UPDATE!

Initial Bids Are In!


July 3, 2007

Dear Fellow Stockholder:

We are pleased to inform you that preliminary bids to acquire
Wilshire Enterprises, Inc. have been received and that your Board is actively pursuing a transaction which will maximize stockholder value for all of our investors.

It is four months since the annual meeting at which you repeated your promise to maximize value at Wilshire Enterprises, Inc.
Since then, Wilshires stock has fallen by almost 25% and you made no further announcements regarding a value maximizing transaction. We think shareholders deserve to know whether or not you are going renege on your promise to sell the company?

Very truly yours,



Andrew Dakos
Managing Member
Full Value Advisors LLP
General Partner